(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23441
CUSIP NUMBER
739276103

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Integrations, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5245 Hellyer Avenue

(Address of Principal Executive Office (Street and Number))

San Jose, California 95138-1002

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced, the Audit Committee of the Board of Directors of Power Integrations, Inc. (“POWI”) has concluded that POWI’s financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon. As a result, POWI is in the process of restating its financial statements for years prior to 2005 for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2005. POWI has not yet finished the process of restating its historical financial statements and preparing its financial statements for 2005, and therefore has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2005. POWI will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, until it has filed this outstanding Annual Report and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, and June 30, 2006.

POWI intends to file its Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Balu Balakrishnan (Name)	(408) (Area Code)	414-9200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, and June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the corresponding period for the last fiscal year will change significantly due to the addition of stock-based compensation charges resulting from the reassessment of stock option grant dates. These additional charges will increase POWI’s operating expenses during the corresponding period for the last fiscal year, thereby decreasing income from operations and net income.

POWI is in the process of restating its financial statements for 2003 and 2004, and preparing its financial statements for 2005, for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2005. POWI has not yet finished the process of restating and preparing these financial statements and therefore is not able to definitively determine the increase in operating expenses, and decreases in income from operations and net income, for the corresponding periods for the last fiscal year.

Power Integrations, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006	By	/s/ Rafael Torres
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2